================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 11-K

           ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                     For the Year Ended December 31, 1998



           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Computer Network Technology Corporation
                               Salary Savings Plan


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                     Computer Network Technology Corporation
                              605 North Highway 169
                              Minneapolis, MN 55441
                                  612-797-6000



================================================================================

                             REQUIRED INFORMATION


1.      Not Applicable.

2.      Not Applicable.

3.      Not Applicable.

4.      The Computer Network Technology Corporation Salary Savings Plan (the
        Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                           401(k) SALARY SAVINGS PLAN
                       FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1998 AND 1997


                                TABLE OF CONTENTS


                                                                                        Page
                                                                                        ----
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS                                        4

FINANCIAL STATEMENTS

         Statement of Net Assets Available for Benefits - December 31, 1998               5

         Statement of Net Assets Available for Benefits - December 31, 1997               6

         Statement of Changes in Net Assets Available for Benefits For the Year
           Ended December 31, 1998                                                        7

         Statement of Changes in Net Assets Available for Benefits For the Year
           Ended December 31, 1997                                                        8

NOTES TO FINANCIAL STATEMENTS                                                             9

SUPPLEMENTARY SCHEDULES

         Schedule I:  Item 27a - Schedule of Assets Held for Investment Purposes         16

         Schedule II: Item 27d - Schedule of Reportable Transactions                     17

SIGNATURE                                                                                18

EXHIBITS                                                                                 19

         Exhibit 23.01 - Consent of Independent Certified Public Accountants             20


               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Plan Sponsor
Computer Network Technology Corporation
   401(k) Salary Savings Plan

         We have audited the accompanying statements of net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Computer Network Technology Corporation 401(k) Salary Savings Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                       /s/ GRANT THORNTON LLP

Minneapolis, Minnesota
April 21, 1999

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1998

                                  * Computer                                          * CIGNA
                                   Network                 * Fidelity                  Charter
                                  Technology   * Fidelity     Advisor   * Fidelity      Large        CIGNA
                                 Corporation     Advisor      Growth      Advisor      Company      Charter
         ASSETS                     Common       Equity    Opportunities  Balanced      Stock      Growth and
                                  Stock Fund   Growth Fund     Fund         Fund      Index Fund  Income Fund
                                  ----------   ----------   ----------   ----------   ----------   ----------
Cash                              $     --     $     --     $     --     $     --     $     --     $     --

Investments
   Fair value                      2,790,891         --           --           --           --           --
   Estimated fair value                 --      1,743,940    5,041,241    1,386,846    2,278,093      674,269
   Contract value                       --           --           --           --           --           --
                                  ----------   ----------   ----------   ----------   ----------   ----------
                                   2,790,891    1,743,940    5,041,241    1,386,846    2,278,093      674,269

Receivables
   Employee elective deferral
     contributions                     6,215         --         22,151        6,217       12,579        7,108
   Employer match contributions       33,997         --        106,048       27,308       49,205       18,953
                                  ----------   ----------   ----------   ----------   ----------   ----------
                                      40,212         --        128,199       33,525       61,784       26,061
                                  ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS                    $2,831,103   $1,743,940   $5,169,440   $1,420,371   $2,339,877   $  700,330
                                  ==========   ==========   ==========   ==========   ==========   ==========
Number of units outstanding
 at end of year                      223,271       21,128       65,625       43,683       36,895       23,336

Unit value                        $    12.50   $    82.54   $    76.82   $    31.75   $    61.75   $    28.89


                                                         * CIGNA
                                            Neuberger     Charter
      AIM        Founders     * Janus        Berman      Guaranteed
Constellation     Growth      Worldwide     Partners      Long-Term    Participant
     Fund          Fund         Fund          Fund          Fund        Loan Fund      Totals
 -----------   -----------   -----------   -----------   -----------   -----------   -----------
 $      --     $      --     $      --     $      --     $      --     $      --     $      --


        --            --            --            --            --            --       2,790,891
     313,836       494,904     1,132,164       449,767          --         537,064    14,052,124
        --            --            --            --       2,016,157          --       2,016,157
 -----------   -----------   -----------   -----------   -----------   -----------   -----------
     313,836       494,904     1,132,164       449,767     2,016,157       537,064    18,859,172



       4,273         8,018        10,461         4,336         5,572          --          86,930
      12,218        17,423        34,699        11,290        85,565          --         396,706
 -----------   -----------   -----------   -----------   -----------   -----------   -----------
      16,491        25,441        45,160        15,626        91,137          --         483,636
 -----------   -----------   -----------   -----------   -----------   -----------   -----------


 $   330,327   $   520,345   $ 1,177,324   $   465,393   $ 2,107,294   $   537,064   $19,342,808
 ===========   ===========   ===========   ===========   ===========   ===========   ===========

       9,044        18,362        21,116        21,218        57,430

 $     34.70   $     26.95   $     53.62   $     21.20   $     35.11


* Total investment represent 5% or more of the Plan's net assets available for benefits.

The accompanying notes are an integral part of this statement.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                December 31, 1997

                                 * Computer                                           * CIGNA
                                   Network                  * Fidelity                 Charter
                                  Technology   * Fidelity     Advisor   * Fidelity      Large        CIGNA
                                 Corporation     Advisor      Growth      Advisor      Company      Charter
         ASSETS                     Common       Equity    Opportunities  Balanced      Stock      Growth and
                                  Stock Fund   Growth Fund     Fund         Fund      Index Fund  Income Fund
                                  ----------   ----------   ----------   ----------   ----------   ----------
Cash                              $      640   $     --     $     --     $     --     $     --     $     --

Investments
   Fair value                        929,194         --           --           --           --           --
   Estimated fair value                 --      1,678,999    3,710,247    1,273,515    1,353,906      180,338
   Contract value                       --           --           --           --           --           --
                                  ----------   ----------   ----------   ----------   ----------   ----------
                                     929,194    1,678,999    3,710,247    1,273,515    1,353,906      180,338

Receivables
   Employee elective deferral
      contributions                    8,119        4,155       26,646        7,262       12,775         --
   Employer match contributions       44,426       11,868      131,472       33,107       55,126         --
                                  ----------   ----------   ----------   ----------   ----------   ----------
                                      52,545       16,023      158,118       40,369       67,901         --
                                  ----------   ----------   ----------   ----------   ----------   ----------

NET ASSETS AVAILABLE FOR
  BENEFITS                        $  982,379   $1,695,022   $3,868,365   $1,313,884   $1,421,807   $  180,338
                                  ==========   ==========   ==========   ==========   ==========   ==========
Number of units outstanding
 at end of year                      265,484       28,146       59,732       46,196       28,406        7,963

Unit value                        $     3.50   $    59.65   $    62.11   $    27.57   $    47.66   $    22.65


                                                          * CIGNA
                                            Neuberger     Charter
      AIM        Founders       Janus        Berman      Guaranteed
Constellation     Growth      Worldwide     Partners      Long-Term    Participant
     Fund          Fund         Fund          Fund          Fund        Loan Fund      Totals
 -----------   -----------   -----------   -----------   -----------   -----------   -----------
 $      --     $      --     $      --     $      --     $      --     $      --     $       640


        --            --            --            --            --            --         929,194
     111,573       163,303       407,642       343,408          --         499,422     9,722,353
        --            --            --            --         983,503          --         983,503
 -----------   -----------   -----------   -----------   -----------   -----------   -----------
     111,573       163,303       407,642       343,408       983,503       499,422    11,635,050



       3,244         4,176         7,688         6,807         8,884          --          89,756
       8,883        10,099        27,022        17,196        28,467          --         367,666
 -----------   -----------   -----------   -----------   -----------   -----------   -----------
      12,127        14,275        34,710        24,003        37,351          --         457,422
 -----------   -----------   -----------   -----------   -----------   -----------   -----------


 $   123,700   $   177,578   $   442,352   $   367,411   $ 1,020,854   $   499,422   $12,093,112
 ===========   ===========   ===========   ===========   ===========   ===========   ===========

       3,805         7,546         9,517        17,101        29,584

 $     29.32   $     21.64   $     42.83   $     20.08   $     33.24


* Total investment represent 5% or more of the Plan's net assets available for benefits.

The accompanying notes are an integral part of this statement.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 1998

                                           Computer                                                     CIGNA
                                            Network                     Fidelity                       Charter
                                          Technology     Fidelity        Advisor       Fidelity         Large          CIGNA
                                         Corporation      Advisor        Growth        Advisor         Company        Charter
                                            Common        Equity      Opportunities    Balanced         Stock       Growth and
                                          Stock Fund    Growth Fund        Fund          Fund        Index Fund     Income Fund
                                         -----------    -----------    -----------    -----------    -----------    -----------
ADDITIONS
   Investment income
     Net appreciation in fair value of
       investments                       $ 2,602,120    $   538,397    $   914,900    $   196,581    $   452,095    $   101,391
     Interest and dividends                     --             --             --             --             --             --
                                         -----------    -----------    -----------    -----------    -----------    -----------
                                           2,602,120        538,397        914,900        196,581        452,095        101,391

   Contributions
     Employee elective deferrals             220,405           --          819,537        240,427        471,944        195,924
     Employee rollovers                        8,447           --           63,620         15,011        131,568         78,841
     Employer match                           33,997           --          106,048         27,308         49,205         18,953
                                         -----------    -----------    -----------    -----------    -----------    -----------
                                             262,849           --          989,205        282,746        652,717        293,718
                                         -----------    -----------    -----------    -----------    -----------    -----------
         Total additions                   2,864,969        538,397      1,904,105        479,327      1,104,812        395,109

DEDUCTIONS
   Distribution of benefits                  (94,625)      (255,831)      (681,135)      (237,033)      (130,977)       (11,714)
   Forfeitures                                  (648)          --           (5,726)          (537)        (3,045)          (618)
                                         -----------    -----------    -----------    -----------    -----------    -----------
                                             (95,273)      (255,831)      (686,861)      (237,570)      (134,022)       (12,332)

         Net additions                     2,769,696        282,566      1,217,244        241,757        970,790        382,777

INTERFUND TRANSFERS                         (920,972)      (233,648)        83,831       (135,270)       (52,720)       137,215

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                       982,379      1,695,022      3,868,365      1,313,884      1,421,807        180,338
                                         -----------    -----------    -----------    -----------    -----------    -----------

     End of year                         $ 2,831,103    $ 1,743,940    $ 5,169,440    $ 1,420,371    $ 2,339,877    $   700,330
                                         ===========    ===========    ===========    ===========    ===========    ===========



                                                                   CIGNA
                                                 Neuberger        Charter
      AIM          Founders         Janus          Berman        Guaranteed
Constellation       Growth        Worldwide       Partners        Long-Term      Participant
     Fund            Fund           Fund            Fund            Fund          Loan Fund         Totals
 ------------    ------------    ------------    ------------    ------------    ------------    ------------


 $     36,766    $     68,094    $    142,894    $     24,684    $       --      $       --      $  5,077,922
         --              --              --              --            73,161          48,802         121,963
 ------------    ------------    ------------    ------------    ------------    ------------    ------------
       36,766          68,094         142,894          24,684          73,161          48,802       5,199,885


      119,433         158,353         306,206         174,088         191,581            --         2,897,898
       32,406          59,744          33,821          60,652          90,613            --           574,723
       12,218          17,423          34,699          11,290          85,565            --           396,706
 ------------    ------------    ------------    ------------    ------------    ------------    ------------
      164,057         235,520         374,726         246,030         367,759            --         3,869,327
 ------------    ------------    ------------    ------------    ------------    ------------    ------------
      200,823         303,614         517,620         270,714         440,920          48,802       9,069,212


      (16,723)        (29,284)       (110,915)        (23,754)       (179,318)        (48,207)     (1,819,516)
         (725)           (527)           (956)            (50)         12,832            --              --
 ------------    ------------    ------------    ------------    ------------    ------------    ------------
      (17,448)        (29,811)       (111,817)        (23,804)       (166,486)        (48,207)     (1,819,516)

      183,375         273,803         405,749         246,910         274,434             595       7,249,696

       23,252          68,964         329,223        (148,928)        812,006          37,047            --



      123,700         177,578         442,352         367,411       1,020,854         499,422      12,093,112
 ------------    ------------    ------------    ------------    ------------    ------------    ------------

 $    330,327    $    520,345    $  1,177,324    $    465,393    $  2,107,294    $    537,064    $ 19,342,808
 ============    ============    ============    ============    ============    ============    ============


The accompanying notes are an integral part of this statement.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      For the year ended December 31, 1997

                                            Computer
                                             Network                     Fidelity                        CIGNA
                                           Technology     Fidelity        Advisor       Fidelity        Charter         CIGNA
                                          Corporation      Advisor        Growth        Advisor          Large         Charter
                                             Common        Equity      Opportunities    Balanced        Company       Growth and
                                           Stock Fund    Growth Fund        Fund          Fund        Index Fund     Income Fund
                                          -----------    -----------    -----------    -----------    -----------    -----------
ADDITIONS
   Investment income (loss)
     Net appreciation (depreciation) in
       fair value of investments          $  (369,052)   $   448,333    $   771,405    $   239,478    $   270,390    $     8,805
     Interest and dividends                      --             --             --             --             --             --
                                          -----------    -----------    -----------    -----------    -----------    -----------
                                             (369,052)       448,333        771,405        239,478        270,390          8,805

   Contributions
    Employee elective deferrals               237,872        291,236        710,693        236,815        325,795         27,636
    Employee rollovers                         31,926         49,448        184,223         62,434         34,380         54,639
    Employer match                             44,426         11,868        131,472         33,107         55,126           --
                                          -----------    -----------    -----------    -----------    -----------    -----------
                                              314,224        352,552      1,026,388        332,356        415,301         82,275
                                          -----------    -----------    -----------    -----------    -----------    -----------
         Total additions (deductions)         (54,828)       800,885      1,797,793        571,834        685,691         91,080

DEDUCTIONS
   Distribution of benefits                   (30,465)      (241,534)      (243,805)      (145,268)      (126,044)          --
                                          -----------    -----------    -----------    -----------    -----------    -----------

         Net additions (deductions)           (85,293)       559,351      1,553,988        426,566        559,647         91,080

INTERFUND TRANSFERS                           160,453       (792,267)      (215,046)      (162,235)       127,717         89,258

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                        907,219      1,927,938      2,529,423      1,049,553        734,443           --
                                          -----------    -----------    -----------    -----------    -----------    -----------

     End of year                          $   982,379    $ 1,695,022    $ 3,868,365    $ 1,313,884    $ 1,421,807    $   180,338
                                          ===========    ===========    ===========    ===========    ===========    ===========



                                                                    CIGNA
                                                  Neuberger        Charter
      AIM          Founders          Janus          Berman        Guaranteed
Constellation       Growth         Worldwide       Partners        Long-Term      Participant
     Fund            Fund            Fund            Fund            Fund          Loan Fund        Totals
 ------------    ------------    ------------    ------------    ------------    ------------    ------------

 $     (3,488)   $       (134)   $     (3,982)   $      9,019   $       --      $       --      $  1,370,774
         --              --              --              --           58,308          43,530         101,838
 ------------    ------------    ------------    ------------   ------------    ------------    ------------
       (3,488)           (134)         (3,982)          9,019         58,308          43,530       1,472,612


       22,952          30,144          86,500          54,775        203,121            --         2,227,539
          859           6,179          13,709           6,179          2,580            --           446,556
        8,883          10,099          27,022          17,196         28,467            --           367,666
 ------------    ------------    ------------    ------------   ------------    ------------    ------------
       32,694          46,422         127,231          78,150        234,168            --         3,041,761
 ------------    ------------    ------------    ------------   ------------    ------------    ------------
       29,206          46,288         123,249          87,169        292,476          43,530       4,514,373


         --              --           (16,358)           --         (334,774)        (32,416)     (1,170,664)
 ------------    ------------    ------------    ------------   ------------    ------------    ------------

       29,206          46,288         106,891          87,169        (42,298)         11,114       3,343,709

       94,494         131,290         335,461         280,242       (103,859)         54,492            --



         --              --              --              --        1,167,011         433,816       8,749,403
 ------------    ------------    ------------    ------------   ------------    ------------    ------------

 $    123,700    $    177,578    $    442,352    $    367,411   $  1,020,854    $    499,422    $ 12,093,112
 ============    ============    ============    ============   ============    ============    ============


The accompanying notes are an integral part of this statement.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                          NOTES TO FINANCIAL STATEMENTS

                           December 31, 1998 and 1997




NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   A summary of the significant accounting policies for Computer Network Technology Corporation 401(k) Salary Savings Plan (the Plan) consistently applied in the preparation of the accompanying financial statements follows:

   Valuation of Investments
   ------------------------

   The Computer Network Technology Corporation Common Stock Fund (the common stock of the Plan Sponsor) is valued utilizing the last quoted market price on the last business day of the year.

   Assets in the Fidelity Advisor Equity Growth Fund, Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Balanced Fund, CIGNA Charter Large Company Stock Index Fund, CIGNA Charter Growth and Income Fund, AIM Constellation Fund, Founders Growth Fund, Janus Worldwide Fund, and Neuberger Berman Partners Fund represent the Plan's share of the value of certain assets held in the insurance company's separate accounts. Such assets are stated at estimated fair value as determined by the insurance company based upon the fair value of the funds underlying assets. Income from these funds represents the Plan's share of income from the separate accounts.

   Assets in the CIGNA Charter Guaranteed Long-Term Fund represent the contract value, which approximates fair value, of a guaranteed investment contract held with an insurance company. The crediting interesst rate and average yield for the guaranteed fund was 5.6% from January 1, 1998 through December 31, 1998 and 5.5% from January 1, 1997 through June 30, 1997 and 5.6% from July 1, 1997 through December 31, 1997. The crediting interest rate is determined semi-annually by Connecticut General Life Insurance Company (CIGNA) based upon market conditions.

   Participant loans are valued at the estimated fair value of the loan.

   All investments are participant directed.

   Plan and Administrative Expenses
   --------------------------------

   All investment fees incurred with regard to the purchase and sale of investments are paid by the Plan and are netted with investment income. During 1998 and 1997, $19,529 and $16,176 of investment fees were paid by the Plan and netted with investment income. Other administrative expenses are paid by the Plan Sponsor, Computer Network Technology Corporation.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997




NOTE A  -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  -  Continued

   Net Appreciation (Depreciation) in Fair Value of Investments
   ------------------------------------------------------------

   Net appreciation (depreciation) in the fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the differences between the proceeds and the cost, determined on an average cost basis, of investments sold. Unrealized appreciation or depreciation is the change in the difference between fair value and the cost of investments.

   Benefit Paid
   ------------

   Benefits are recorded when paid.

   Use of Estimates
   ----------------

   In preparing financial statements in conformity with generally accepted accounting principles, Plan management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and asset additions to and deductions from net assets available for benefits during the reporting periods. Actual results could differ from those estimates.


NOTE B  -  PLAN DESCRIPTION

   The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   General
   -------

   The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1991 and salary deferrals were first permitted beginning July 1, 1991. During 1998, the Plan was restated effective January 1, 1997 to incorporate all amendments and tax compliance provisions.

   Plan assets are held by a trustee, CG Trust Company.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997




NOTE B  -  PLAN DESCRIPTION  -  Continued

   Eligibility
   -----------

   All employees of Computer Network Technology Corporation (the Company) are eligible to participate in the Plan beginning on the first day of the calendar quarter following one month of employment. Employees are eligible for discretionary employer matching contributions when they become participants in the Plan, provided they are employees of the Company as of December 31.

   Vesting
   -------

   Employee elective deferral contributions are 100% vested regardless of length of service. Employer match contributions vest 50% after two years of service and 25% for each subsequent year of service, becoming 100% vested at the end of four years.

   Funding Policy
   --------------

   Contributions made pursuant to employee salary deferrals are permitted up to 15% of the participant's compensation, subject to limits established by law. Participants may contribute up to 10% of compensation on an after-tax basis. Participants may also make rollover contributions to the Plan. Salary deferral and after-tax (see note G) contribution percentages may be changed on the first day of the calendar quarter.

   Matching employer contributions are at the discretion of the Plan Sponsor. The contribution is based on a matching percentage of eligible participant contributions, not to exceed a dollar amount, as determined by the employer.

   Investment Options
   ------------------

   The Plan has established several investment options, each with a different investment objective. The investment options are common stock of the Company, various types of mutual funds, and a guaranteed investment contract. Each participant in the Plan elects to have his or her contribution invested in any one or any combination of the fund options. The following is a brief description of the fund options available:

      Computer Network Technology Corporation Common Stock Fund invests monies in the common stock of the Company.

      Fidelity Advisor Equity Growth Fund is a high risk stock fund seeking long-term capital appreciation from predominantly domestic equities with little or no current income.

      Fidelity Advisor Growth Opportunities Fund is a high risk stock fund seeking long-term capital appreciation from little-known or overlooked growth equities, with little or no current income.

      Fidelity Advisor Balanced Fund is a moderate risk balanced fund seeking a combination of growth, income and capital preservation through stocks, bonds and short-term investments.

      CIGNA Charter Large Company Stock Index Fund is a moderate to high risk stock fund seeking a combination of capital growth and current income through investments in virtually all of the 500 stocks in the S&P 500 index.

      CIGNA Charter Growth and Income Fund is a moderate to high risk stock fund seeking a combination of capital growth and current income through investment in a broad category of investments.

      AIM Constellation Fund is a high risk stock fund seeking long-term capital appreciation from equities with little or no current income through investments in small or medium sized emerging growth companies.

      Founders Growth Fund is a high risk stock fund seeking long-term capital appreciation from predominantly domestic equities, with little or no current income.

      Janus Worldwide Fund is a high risk stock fund seeking potentially increased returns from participation in foreign and domestic stock markets as well as associated portfolio diversification benefits.

      Neuberger Berman Partners Fund is a high risk stock fund seeking long-term capital appreciation from predominantly domestic equities, with little or no current income.

      CIGNA Charter Guaranteed Long-Term Fund is a low risk guaranteed fund seeking preservation of capital plus attractive intermediate-term fixed income returns.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997



NOTE B  -  PLAN DESCRIPTION  -  Continued

   Participants' Accounts
   ----------------------

   Participants' accounts are credited with their employee contributions (salary deferral, after-tax and rollover), discretionary employer matching contributions and an allocation of Plan earnings. Allocations of Plan earnings are based on participant account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit which can be provided from the vested portion of the participant's account.

   Payment of Benefits
   -------------------

   On termination of service, a participant may elect to receive a lump-sum distribution equal to the value of the participant's vested interest in his or her account, net of tax, or to roll-over the entire vested portion to a qualified plan. If the participant account is not fully distributed at termination of service, an installment payment may be elected by the participant.

   Plan Termination
   ----------------

   Although the Plan Sponsor has no current intention of terminating the Plan, the Plan provides that upon termination, all amounts credited to a participant's account vest 100%. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.

   Net Transfers Between Funds
   ---------------------------

   Assets of the Plan are held in various funds, as defined in the Plan summary. Participants may make transfers between these funds daily, except for the Computer Network Technology Corporation Common Stock Fund and the participant loan fund. Participants may make transfers in the Computer Network Technology Corporation Common Stock Fund every thirty days (see note G).

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997




NOTE B  -  PLAN DESCRIPTION  -  Continued

   Participant Loans
   -----------------

   The Plan allows participants to direct the investment of certain assets in their accounts by providing loans to participants. Participants may borrow from their fund accounts up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to
   (from) the investment funds from (to) the participant loan fund. Such loans bear interest at the "prime rate" plus 1%. For years ended December 31, 1998 and 1997, interest rates ranged from 7.00% to 9.75% and 6.99% to 9.75%. Principal and interest are paid ratably through payroll deductions.

   Forfeitures
   -----------

   The Plan allows for forfeitures of terminated participants' non-vested amounts to be transferred to the CIGNA Charter Guaranteed Long-Term Fund account at the time of the terminated participant's distribution or after a five year break-in-service period. Prior to the five year break-in-service limit, the forfeitures are held in the respective funds in a time restricted account on behalf of the Plan Sponsor. The Plan Sponsor may use these funds to offset administrative expenses.


NOTE C  -  INCOME TAX STATUS

   The Plan obtained its latest determination letter on December 18, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan

                    NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 1998 and 1997




NOTE D  -  EMPLOYEE CONTRIBUTIONS

   The Plan allows for employee salary deferral, rollover, and after-tax contributions. The components of contributions were as follows for the years ended December 31:

                                                    1998               1997
                                                   ------             ------

     Employee salary deferral                  $2,798,546         $2,169,863
     Rollover                                     574,723            446,556
     After-tax                                     99,352             57,676
                                                  -------            -------

                                               $3,472,621         $2,674,095
                                                =========          =========


NOTE E  -  RELATED PARTIES

   Certain Plan investments are separate accounts managed by CG Trust Company, affiliated with CIGNA, and therefore, these transactions qualify as party-in-interest.


NOTE F  -  RISKS AND UNCERTAINTIES

   The Year 2000 issue relates to limitations in computer systems and applications that may prevent proper recognition of the year 2000. The potential effect of the Year 2000 issue on the Plan and relevant third parties will not be fully determinable until the year 2000 and thereafter. If year 2000 modifications are not properly completed either by the Plan or entities with whom the Plan conducts business, the Plan's investments and financial condition could be adversely impacted.

   Management of the Plan sponsor has assessed the external risks associated with the year 2000 and has prepared a contingency plan in the event of a systems interruption.


NOTE G  -  SUBSEQUENT EVENTS

   Subsequent to year end, the after-tax employee contribution option was discontinued. Additionally, the 30-day restriction for transfers in Computer Network Technology Corporation Common Stock Fund was eliminated.

                             SUPPLEMENTARY SCHEDULES

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan
                                 EIN: 41-1356476
                                  Plan No: 001

          LINE 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                December 31, 1998


           (b) Identity of issuer, borrower,                                                          (e) Fair
  (a)            lessor or similar party            (c) Description of investment        (d) Cost       value
  ---     ---------------------------------------   --------------------------------   ------------  -----------
  (*)     Computer Network Technology Corporation   Computer Network Technology
                                                      Corporation Common Stock Fund     $1,227,910   $ 2,790,891
  (*)     CG Trust Company                          Fidelity Advisor Equity Growth
                                                      Fund                                 884,184     1,743,940
  (*)     CG Trust Company                          Fidelity Advisor Growth
                                                      Opportunities Fund                 3,336,999     5,041,241
  (*)     CG Trust Company                          Fidelity Advisor Balanced Fund       1,004,846     1,386,846
  (*)     CG Trust Company                          CIGNA Charter Large Company Stock
                                                      Index Fund                         1,558,301     2,278,093
  (*)     CG Trust Company                          CIGNA Charter Growth and Income
                                                      Fund                                 565,858       674,269
  (*)     CG Trust Company                          AIM Constellation Fund                 279,530       313,836
  (*)     CG Trust Company                          Founders Growth Fund                   429,919       494,904
  (*)     CG Trust Company                          Janus Worldwide Fund                 1,006,626     1,132,164
  (*)     CG Trust Company                          Neuberger Berman Partners Fund         425,794       449,767
  (*)     CG Trust Company                          CIGNA Charter Guaranteed
                                                      Long-Term Fund                     2,016,157     2,016,157
          Participant loans                         Interest ranging from 7.00% to
                                                      9.75%                                537,064       537,064
                                                                                                     -----------
                                                                                                     $18,859,172
                                                                                                     ===========

(*)  Represents a party-in-interest to the Plan.

                     Computer Network Technology Corporation
                           401(k) Salary Savings Plan
                                 EIN: 41-1356476
                                Plan Number: 001

                 LINE 27(d) SCHEDULE OF REPORTABLE TRANSACTIONS

                          Year ended December 31, 1998

    (a) Identity of party involved                      (b) Description of assets
-------------------------------------------      ------------------------------------------------

Category (iii) - a series of transactions in excess of 5% of Plan assets
------------------------------------------------------------------------

Computer Network Technology Corporation           Computer Network Technology Corporation
                                                     Common Stock Fund
Computer Network Technology Corporation           Computer Network Technology Corporation
                                                     Common Stock Fund
CG Trust Company                                  Fidelity Advisor Balanced Fund
CG Trust Company                                  Fidelity Advisor Balanced Fund
CG Trust Company                                  Fidelity Advisor Growth Opportunities Fund
CG Trust Company                                  Fidelity Advisor Growth Opportunities Fund
CG Trust Company                                  CIGNA Charter Guaranteed Long-Term Fund
CG Trust Company                                  CIGNA Charter Guaranteed Long-Term Fund
CG Trust Company                                  Janus Worldwide Fund
CG Trust Company                                  Janus Worldwide Fund
CG Trust Company                                  CIGNA Charter Large Company Stock Index Fund
CG Trust Company                                  CIGNA Charter Large Company Stock Index Fund





There were no category (i), (ii) or (iv) transactions during the year ended December 31, 1998.


                                                (h) Fair value
   (c) Purchase   (d) Selling   (g) Cost of      of asset on       (i) Realized
      price           price         asset      transaction date        gain
   ------------   -----------   -----------    ----------------    ------------

   $   711,019    $      -      $  711,019      $   711,019         $     -

           -       1,460,964       982,242        1,460,964           478,722
       347,470           -         347,470          347,470               -
           -         431,398       319,956          431,398           111,442
     1,586,638           -       1,586,638        1,586,638               -
           -       1,176,108       823,344        1,176,108           352,764
     1,489,201           -       1,489,201        1,489,201               -
           -         531,804       531,804          531,804               -
       783,404           -         783,404          783,404               -
           -         202,284       189,610          202,284            12,674

       831,149           -         831,149          831,149               -

           -         360,576       264,669          360,576            95,907

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     COMPUTER NETWORK TECHNOLOGY CORPORATION
                                     401(K) SALARY SAVINGS PLAN


                              By: COMPUTER NETWORK TECHNOLOGY CORPORATION, PLAN ADMINISTRATOR

                              By:    /s/  Kristine E. Ochu
                                    ------------------------------------
                                     Kristine E. Ochu
                                     Vice President of Human Resources

                              Date:  June 25, 1999

                                  EXHIBIT INDEX



Exhibit   Description                                              Page
-------   -----------                                              ----

 23.01    Consent of Independent Certified
             Public Accountants  . . . . . . . . . . . . . Electronically Filed